SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2015

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the fourth quarter and the year ended December 31, 2014 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2014 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2014 and 2013

(Unit : in billions of Korean Won)	2014 Oct.-Dec.	2013 Oct.-Dec.	Change	2014 Jan.-Dec.	2013 Jan.-Dec.	Change
Operating revenues	14,905	14,274	4.4%	57,475	54,038	6.4%
Operating income (loss)	870	407	113.6%	5,788	1,519	281.0%
Income (Loss) before income tax	513	-197	n/m	4,229	-396	n/m
Net income (loss)	477	625	-23.7%	2,799	174	1,505.8
Net income (loss) attributable to owners of the company	452	595	-24.0%	2,687	60	4,377.3

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2014 and 2013

(Unit : in billions of Korean Won)	2014 Oct.-Dec.	2013 Oct.-Dec.	Change	2014 Jan.-Dec.	2013 Jan.-Dec.	Change
Operating revenues	14,664	14,115	3.9%	57,334	53,692	6.8%
Operating income (loss)	515	1,301	-60.4%	1,674	263	536.4%
Income (Loss) before income tax	464	1,025	-54.7%	1,262	-244	n/m
Net income (loss)	393	1,165	-66.3%	1,040	238	336.9%

*	n/m: not meaningful
*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: February 11, 2015